

February 4, 2011

Ms. Christina W. Hagan
Executive Vice President
Dawson Geophysical Company
508 West Wall, Suite 800
Midland, Texas 79701

      Re: **Dawson Geophysical Company**
                 Form 10-K for Fiscal Year Ended September 30, 2010
                 Filed November 23, 2010
                 File No. 1-34404

Dear Ms. Hagan:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Mark Shannon
                    Branch Chief